

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

October 31, 2008

By Facsimile and U.S. Mail

Mr. Martin A. Berns
President and Chief Executive Officer
Medianet Group Technologies, Inc.
8655 Via De Ventura
Sutie G-200
Scottsdale, AZ 85258

> **Re: Medianet Group Technologies, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 11, 2008**
> **File No. 0-49801**

Dear Mr. Berns:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations, page 14

1. Please tell us, and disclose in future filings, how much revenue within the Branded Services segment is attributable to rewards earned from loyalty programs, BSP websites and other business activities. Please disaggregate each revenue source by activity, to the extent material, in the periods of discussion.

Item 8A. Controls and Procedures, page 16

2. Although you are not required to define disclosure controls and procedures you are required to disclose the entire definition when it is included. In future filings, please revise to include the entire definition or remove the reference, as applicable. See Exchange Act Rule 13a-15(e).

Consolidated Balance Sheets, page F-2

3. Please tell us the items that make up "accounts payable and accrued liabilities" line item. To the extent that customer obligations are presented in accrued liabilities we remind you to state separately any items greater than 10% of total assets. See Rule 8-03(a) (i) of Regulation S-X.

Consolidated Statements of Operations, page F-3

4. On page four, you disclose entering into arrangements with marketing partners that oblige you to pay commissions while you earn insignificant revenue. Tell us the business reasons for entering into such arrangements and your consideration of the need to recognize a loss upon entering the contract based on evidence that estimable costs to complete the contract exceed revenue realizable under the agreements. Please be specific and cite the accounting basis for loss consideration.

Notes to the Consolidated Financial Statements, page F-6

5. Please include a policy note that describes the expense classes included in cost of sales and that gross profit may not be comparable to competitors in the industry as a result of excluding certain expenses.

1. Summary of Significant Accounting Policies, page F-6

6. Based on your disclosures on pages 3-4, we note that you act as a program operator for point and loyalty programs for third party merchants and member purchases from participating merchants in which the member earns or accumulates member rewards used toward future purchases. If this is a material portion of your operations please explain to us, and disclose in future filings, in more detail the nature of your point-

loyalty programs, the nature of items for which points can be redeemed (cash, services, etc.) and their accounting. In your response, specifically address the following:

- Identify for us the different types of revenue and payments streams within the loyalty program including commissions, rebates, points, gift cards etc.;
- Tell us how you consider EITF 00-21 in determining whether you have multiple elements arrangement within the program. If so, identify these elements;
- Tell us and disclose a comprehensive revenue recognition policy with respect to each revenue stream within the program;

For example,

- Describe your accounting for incentives such as gift cards, points etc. granted to customers in connection with a current sales and the sale of incentives to third parties including when you recognize or defer revenue;
- Describe how you recognize the cost and accumulating obligation of incentives awarded to customers as purchases toward earning incentives occur;
- Describe how you characterize and recognize the commissions paid to participating merchants, members and other parties involved in the distribution chain; and
- Describe how you account for your obligation to merchants or members that become eligible to qualify for a reward or incentive and do not claim the reward (i.e. breakage).

7. Please tell us your consideration of EITF 99-19 with respect to your loyalty programs. It appears you earn a commission or fee on the sale of products owned by third parties. Since no one indicator is generally viewed to be determinative please provide us your analysis of all applicable indicators in determining whether that you act as a principal or as an agent in recording gross or net revenues in these transactions.

Exhibits 31.1. and 31.2

8. Please revise to include the certifications exactly as set forth in Item 601(a)(31) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew
Accounting Branch Chief